# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): APRIL 16, 2007

**THE ARISTOTLE CORPORATION**
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

| **DELAWARE** | **0-14669** | **06-1165854** |
|---|---|---|
| (STATE OR OTHER JURISDICTION OF INCORPORATION) | (COMMISSION FILE NUMBER) | (I.R.S. EMPLOYER IDENTIFICATION NO.) |

**96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT**
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

**06902**
(ZIP CODE)

**(203) 358-8000**
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 - Regulation FD Disclosure**

In accordance with the terms of the amended and restated certificate of incorporation of The Aristotle Corporation (the "Company"), holders of the Company's Series I Preferred Stock, par value $.01 per share ("Series I Preferred Stock"), are entitled to convert their shares of Series I Preferred Stock into such number of shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), as is determined by dividing (x) an amount equal to (1) the stated value of the Series I Preferred Stock ($6.00) plus (2) an amount equal to the dividends that are accrued and unpaid on the Series I Preferred Stock through June 17, 2007 ($.14 per share) by (y) $12.00 (the "Conversion Price"). Thus, for every one share of Series I Preferred Stock presented for conversion, a stockholder will be entitled to receive .512 shares of Common Stock. The Company will not, however, issue any fractional shares of Common Stock or scrip upon conversion of shares of Series I Preferred Stock. Therefore, a holder of Series I Preferred Stock will need to present for conversion at least 1.95 shares of Series I Preferred Stock in order to receive one full share of Common Stock.

Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any shares of Series I Preferred Stock, the Company will pay a cash amount equal to (i) the then Current Market Price of a share of Common Stock on the day immediately preceding the date when the conversion of any shares of Series I Preferred Stock is processed on the books of the Company's transfer agent, American Stock Transfer & Trust, multiplied by (ii) the fractional interest. The "Current Market Price" of a share of Common Stock, as of any date, is the mean between the highest and lowest quoted selling prices on the Nasdaq Capital Market for that date or, if there are no sales on that date, the nearest preceding date on which there were one or more sales.

On April 16, 2007, the Company transmitted to all record holders of Series I Preferred Stock as of April 13, 2007, a Notice of Optional Conversion of Series I Preferred Stock, in the form attached hereto as Exhibit 99.1.

**Item 9.01 Financial Statements and Exhibits**

(d) Exhibits

Exhibit 99.1 - Notice of Optional Conversion of Series I Preferred Stock.

<p align="center">SIGNATURES</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: June 1, 2007

EXHIBITS

Exhibit 99.1 Notice of Optional Conversion of Series I Preferred Stock.

April 16, 2007


**The Aristotle Corporation**
**Notice of Optional Conversion of Series I Preferred Stock**


As a holder of shares of Series I Preferred Stock (Nasdaq: ARTLP) ("Series I Preferred Stock") of The Aristotle Corporation (the "Company"), you have the right (**but not the obligation**), pursuant to Article 3, Section C(4) of the Amended and Restated Certificate of Incorporation of the Company, during the period commencing on June 17, 2007 and continuing through September 14, 2007 (the "Conversion Period"), to exchange one or more of your shares of Series I Preferred Stock for shares of the Company's Common Stock ("Common Stock"), all as set forth below.

**Conversion Period**

Commencing at 12:00 a.m. EDT on June 17, 2007 and continuing through 11:59 p.m. EDT on September 14, 2007, holders of Series I Preferred Stock will have the right**, but not the obligation**, to convert one or more of their shares of Series I Preferred Stock into shares of Common Stock.  Shares of Series I Preferred Stock may not be converted into shares of Common Stock at any time other than during the Conversion Period.

**Conversion Price**

Upon presentation of your shares of Series I Preferred Stock during the Conversion Period, each share of Series I Preferred Stock will be converted into the number of fully paid and nonassessable shares of Common Stock determined by dividing (x) an amount equal to (1) the stated value of the Series I Preferred Stock ($6.00) plus (2) an amount equal to the dividends that are accrued and unpaid on the Series I Preferred Stock through June 17, 2007 ($.14 per share) by (y) $12.00 (the "Conversion Price").

This means that for every one share of Series I Preferred Stock presented for conversion, a stockholder will be entitled to receive .512 shares of Common Stock.  The Company will not, however, issue any fractional shares of Common Stock or scrip upon conversion of shares of Series I Preferred Stock.  Therefore, a holder of Series I Preferred Stock will need to present for conversion at least 1.95 shares of Series I Preferred Stock in order to receive one full share of Common Stock.

Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any shares of Series I Preferred Stock, the Company will pay a cash amount equal to (1) the then Current Market Price (as defined below) of a share of Common Stock on the date immediately preceding the date when the conversion of any shares of Series I Preferred Stock is processed on the books of the Company's transfer agent, American Stock Transfer & Trust Company (the "Transfer Agent"), multiplied by

(2) the fractional interest. <u>Fractional interests are not entitled to dividends, and holders of fractional interests are not entitled to any rights as stockholders of the Company in respect of those fractional interests.</u>  If more than one share of Series I Preferred Stock is surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof must be computed on the basis of the aggregate number of shares of Series I Preferred Stock so surrendered.

The "<u>Current Market Price</u>" of a share of Common Stock, as of any date, will be the mean between the highest and lowest quoted selling prices on the Nasdaq Capital Market for that date or, if there are no sales on that date, the nearest preceding date on which there were one or more sales.

## Conversion Procedure

Any holder of one or more shares of Series I Preferred Stock may exercise conversion rights as to all or any of such shares by delivering to the Transfer Agent a properly completed Letter of Transmittal (in the form attached hereto as Exhibit A), at any time during the Conversion Period, together with one or more certificates evidencing the shares to be converted, duly endorsed or assigned in blank for transfer to the Company. Conversion will be deemed to have been effected on the date when such deliveries have been made (the "<u>Conversion Date</u>").  As promptly as practicable thereafter, but in any event not later than 10 business days following the Conversion Date, the Company will issue and deliver to or upon the written order of the holder, to the place designated by the holder, one or more certificates representing the shares of Common Stock to which the holder is entitled and a check in respect of any applicable fractional interest.

The person in whose name one or more certificates for Common Stock are to be issued will be deemed to have become a Common Stock holder of record on the Conversion Date unless the transfer books of the Company are closed on that date, in which event that person will be deemed to have become a holder of record on the next succeeding date on which the transfer books are open.  Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series I Preferred Stock surrendered for conversion, the Company will, at its sole expense, issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, in addition to one or more certificates representing the shares of Common Stock into which shares of Series I Preferred Stock of the holder were converted, a new certificate (dated so as not to result in any loss of dividends) covering the number of shares of Series I Preferred Stock representing the unconverted portion of the certificate so surrendered.

**Other Important Information**

The Company will pay all documentary or stamp taxes attributable to issuance or delivery of shares of Common Stock upon conversion of any shares of Series I Preferred Stock, if issued in the name of the record holder.

All shares of Common Stock issued upon conversion of shares of Series I Preferred Stock will, upon issuance by the Company, be validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, and free from all taxes, liens or charges with respect thereto.

Subsequent to conversion of any shares of Series I Preferred Stock in accordance with the foregoing, the Company will not be required to pay any dividends that have accumulated on those shares.

Any shares of Series I Preferred Stock that are not converted will remain outstanding and continue to have the same rights and obligations after the Conversion Period that existed prior to the Conversion Period; provided that following the expiration of the Conversion Period, shares of Series I Preferred Stock will no longer be convertible into shares of Common Stock or any other security of the Company.

As a tax-free reorganization, the conversion of Series I Preferred Stock into Common Stock will not result in recognition of gain or loss to the holder of Series I Preferred Stock, except that gain or loss will be recognized on the receipt of cash in lieu of fractional shares of Common Stock.  The Company is not providing tax advice in connection herewith, and each stockholder should contact its tax advisor with respect to the tax implications of converting Series I Preferred Stock into Common Stock.

There have been no events that would give rise to any adjustments to the Conversion Price.  If any such event should occur prior to the commencement of the Conversion Period, or during the Conversion Period, the Company will notify all holders of Series I Preferred Stock.

**Questions**

Any questions should be directed to the Transfer Agent at the address and/or phone numbers set forth below.  Please do not forward your Letter of Transmittal to the Company, but rather only to the Transfer Agent in accordance with the instructions set forth therein:

| *If delivering by mail:* | *If delivering by hand or courier:* |
|---|---|
| *American Stock Transfer & Trust Company* | *American Stock Transfer & Trust Company* |
| *Operations Center* | *Operations Center* |
| *Attn: Reorganization Department* | *Attn: Reorganization Department* |
| *P.O. Box 2042* | *6201 15th Avenue* |
| *New York, New York 10272-2042* | *Brooklyn, New York 11219* |
| *Phone: Toll-free (877) 248-6417* | |
| *(718) 921-8317* | |

**<u>Attachments</u>**

- Exhibit A - Letter of Transmittal